UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A
                             (Amendment No. 3)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934



                       Interstate Hotels Corporation
--------------------------------------------------------------------------------
                              (Name of Issuer)

             Class A Common Stock (Par Value $ 0.01 Per Share)
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 46088R108
--------------------------------------------------------------------------------
                               (CUSIP Number)




         Jonathan L. Mechanic, Esq.                 Richard E. Schatz, Esq.
Fried, Frank, Harris, Shriver & Jacobson        Stearns Weaver Miller Weissler
            One New York Plaza                    Alhadeff & Sitterson, P.A.
            New York, NY 10004               150 West Flagler Street, Suite 2200
             (212) 859-8000                          Miami, Florida 33130
                                                       (305) 789-3570

                             Hughes & Luce LLP
                              1717 Main Street
                                 Suite 2800
                              Dallas, TX 75201
                               (214) 939-5425
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                              June 26, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    CGLH PARTNERS I LP

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       1,250,000*

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        0

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                 1,250,000*
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   0

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,013,172**

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.0%***

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    PN

---------- ---------------------------------------------------------------------

* Represents the aggregate number of outstanding shares of Common Stock owned by the Reporting Person and into which the Series B Preferred Stock owned by the Reporting Person are convertible as at June 26, 2002. See Item 5

** Represents the aggregate amount of Class A Common Stock beneficially owned by both CGLH Partners I LP and CGLH Partners II LP, which together hold all the securities initially issued pursuant to the Securities Purchase Agreement (defined herein) and includes 74,032 shares of Common Stock of which such entities are deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities held by CGLH Partners I LP and CGLH Partners II LP would, initially, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

*** Represents percent of class outstanding, based on [12,029,225] shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at June 26, 2002, as represented by the Issuer to the Reporting Persons. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities held by CGLH Partners I LP and CGLH Partners II LP would, as at June 26, 2002, be convertible such that, together with the shares of Class A Common Stock held by them, they own an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    CGLH PARTNERS II LP

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                     5,939,140*

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                      0

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                 5,939,140*
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                 0

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,013,172**

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.0%***

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    PN

---------- ---------------------------------------------------------------------

* Represents the aggregate number of outstanding shares of Common Stock owned by the Reporting Person and shares of Common Stock into which the notes owned by the Reporting Person are convertible as at June 26, 2002. See Item 5

** Represents the aggregate amount of Class A Common Stock beneficially owned by both CGLH Partners I LP and CGLH Partners II LP, which together hold all the securities initially issued pursuant to the Securities Purchase Agreement (defined herein) and includes 74,032 shares of Common Stock of which such entities are deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities held by CGLH Partners I LP and CGLH Partners II LP would, initially, be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See Item 5.

*** Represents percent of class outstanding, based on [12,029,225] shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at June 26, 2002, as represented by the Issuer to the Reporting Persons. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities held by CGLH Partners I LP and CGLH Partners II LP would, as at June 26, 2002, be convertible such that, together with the shares of Class A Common Stock held by them, they own an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    LB INTERSTATE GP LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,939,140*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,939,140*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,013,172*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.0%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------


* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Person and shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at June 26, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See
     Item 5.

** Represents percent of class outstanding, based on [12,029,225] shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at June 26, 2002, as represented by the Issuer to the Reporting Persons. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at June 26, 2002, be convertible such that, together with the shares of Class A Common Stock held by CGLH Partners I LP and CGLH Partners II LP, those entities own an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    LB INTERSTATE LP LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,939,140*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,939,140*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,013,172*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.0%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Person and shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at June 26, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See
     Item 5.

** Represents percent of class outstanding, based on [12,029,225] shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at June 26, 2002, as represented by the Issuer to the Reporting Persons. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at June 26, 2002, be convertible such that, together with the shares of Class A Common Stock held by CGLH Partners I LP and CGLH Partners II LP, those entities own an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    PAMI LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,939,140*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,939,140*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,013,172*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.0%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Person and shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at June 26, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See
     Item 5.

** Represents percent of class outstanding, based on [12,029,225] shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at June 26, 2002, as represented by the Issuer to the Reporting Persons. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at June 26, 2002, be convertible such that, together with the shares of Class A Common Stock held by CGLH Partners I LP and CGLH Partners II LP, those entities own an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    PROPERTY ASSET MANAGEMENT INC.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,939,140*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,939,140*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,013,172*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.0%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    CO

---------- ---------------------------------------------------------------------

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Person and shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at June 26, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See
     Item 5.

** Represents percent of class outstanding, based on [12,029,225] shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at June 26, 2002, as represented by the Issuer to the Reporting Persons. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at June 26, 2002, be convertible such that, together with the shares of Class A Common Stock held by CGLH Partners I LP and CGLH Partners II LP, those entities own an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    LEHMAN ALI INC.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,939,140*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,939,140*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,013,172*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.0%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    CO

---------- ---------------------------------------------------------------------

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Person and shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at June 26, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See
     Item 5.

** Represents percent of class outstanding, based on [12,029,225] shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at June 26, 2002, as represented by the Issuer to the Reporting Persons. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at June 26, 2002, be convertible such that, together with the shares of Class A Common Stock held by CGLH Partners I LP and CGLH Partners II LP, those entities own an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    LEHMAN BROTHERS HOLDINGS INC.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,939,140*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,939,140*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,013,172*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.0%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    HC/CO

---------- ---------------------------------------------------------------------

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Person and shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at June 26, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See
     Item 5.

** Represents percent of class outstanding, based on [12,029,225] shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at June 26, 2002, as represented by the Issuer to the Reporting Persons. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at June 26, 2002, be convertible such that, together with the shares of Class A Common Stock held by CGLH Partners I LP and CGLH Partners II LP, those entities own an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    MK/CG GP LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,939,140*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,939,140*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,013,172*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.0%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Person and shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at June 26, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See
     Item 5.

** Represents percent of class outstanding, based on [12,029,225] shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at June 26, 2002, as represented by the Issuer to the Reporting Persons. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at June 26, 2002, be convertible such that, together with the shares of Class A Common Stock held by CGLH Partners I LP and CGLH Partners II LP, those entities own an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    MK/CG LP LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,939,140*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                  5,939,140*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,013,172*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.0%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Person and shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at June 26, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See
     Item 5.

** Represents percent of class outstanding, based on [12,029,225] shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at June 26, 2002, as represented by the Issuer to the Reporting Persons. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at June 26, 2002, be convertible such that, together with the shares of Class A Common Stock held by CGLH Partners I LP and CGLH Partners II LP, those entities own an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    CG INTERSTATE ASSOCIATES LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,939,140*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,939,140*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,013,172*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.0%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Person and shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at June 26, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See
     Item 5.

** Represents percent of class outstanding, based on [12,029,225] shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at June 26, 2002, as represented by the Issuer to the Reporting Persons. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at June 26, 2002, be convertible such that, together with the shares of Class A Common Stock held by CGLH Partners I LP and CGLH Partners II LP, those entities own an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      CONTINENTAL GENCOM HOLDINGS, LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,939,140*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,939,140*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,013,172*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.0%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Person and shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at June 26, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See
     Item 5.

** Represents percent of class outstanding, based on [12,029,225] shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at June 26, 2002, as represented by the Issuer to the Reporting Persons. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at June 26, 2002, be convertible such that, together with the shares of Class A Common Stock held by CGLH Partners I LP and CGLH Partners II LP, those entities own an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    KFP INTERSTATE, LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,939,140*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,939,140*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,013,172*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.0%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Person and shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at June 26, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See
     Item 5.

** Represents percent of class outstanding, based on [12,029,225] shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at June 26, 2002, as represented by the Issuer to the Reporting Persons. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at June 26, 2002, be convertible such that, together with the shares of Class A Common Stock held by CGLH Partners I LP and CGLH Partners II LP, those entities own an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GROSVENOR, LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,939,140*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,939,140*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,013,172*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.0%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Person and shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at June 26, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See
     Item 5.

** Represents percent of class outstanding, based on [12,029,225] shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at June 26, 2002, as represented by the Issuer to the Reporting Persons. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at June 26, 2002, be convertible such that, together with the shares of Class A Common Stock held by CGLH Partners I LP and CGLH Partners II LP, those entities own an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    QUADRANGLE TRUST COMPANY (BVI) LIMITED

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    BRITISH VIRGIN ISLANDS

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,939,140*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,939,140*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,013,172*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.0%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Person and shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at June 26, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See
     Item 5.

** Represents percent of class outstanding, based on [12,029,225] shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at June 26, 2002, as represented by the Issuer to the Reporting Persons. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at June 26, 2002, be convertible such that, together with the shares of Class A Common Stock held by CGLH Partners I LP and CGLH Partners II LP, those entities own an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    KFP HOLDINGS, LTD.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC/AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       0

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,939,140*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   0
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,939,140*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,013,172*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.0%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ---------------------------------------------------------------------

* Represents the aggregate number of shares of Common Stock beneficially owned by the Reporting Person and shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at June 26, 2002 and includes, in the case of row 11, 74,032 shares of Common Stock of which such Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See
     Item 5.

** Represents percent of class outstanding, based on [12,029,225] shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at June 26, 2002, as represented by the Issuer to the Reporting Persons. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at June 26, 2002, be convertible such that, together with the shares of Class A Common Stock held by CGLH Partners I LP and CGLH Partners II LP, those entities own an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    SHERWOOD M. WEISER

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    PF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       22,642

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,939,140*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   22,642
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                 5,939,140*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,013,172*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.0%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IN

---------- ---------------------------------------------------------------------

* Represents the aggregate number of shares of outstanding Common Stock beneficially owned by the Reporting Person and shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at June 26, 2002 and includes, in the case of row 11, 51,390 shares of Common Stock of which the Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See
     Item 5.

** Represents percent of class outstanding, based on [12,029,225] shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at June 26, 2002, as represented by the Issuer to the Reporting Persons. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at June 26, 2002, be convertible such that, together with the shares of Class A Common Stock held by CGLH Partners I LP and CGLH Partners II LP, those entities own an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    DONALD E. LEFTON

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    PF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       21,390

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,939,140*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   21,390
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,939,140*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,013,172*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.0%**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IN

---------- ---------------------------------------------------------------------

* Represents the aggregate number of shares of outstanding Common Stock beneficially owned by the Reporting Person and shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at June 26, 2002 and includes, in the case of row 11, 51,390 shares of Common Stock of which the Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See
     Item 5.

** Represents percent of class outstanding, based on [12,029,225] shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at June 26, 2002, as represented by the Issuer to the Reporting Persons. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at June 26, 2002, be convertible such that, together with the shares of Class A Common Stock held by CGLH Partners I LP and CGLH Partners II LP, those entities own an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

                                SCHEDULE 13D

---------------------------------
CUSIP No. 46088R108
---------------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    KARIM ALIBHAI

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY


---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    PF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA

---------- ---------------------------------------------------------------------
                            7 SOLE VOTING POWER

   NUMBER OF                       30,000

    SHARES               -------------------------------------------------------

 BENEFICIALLY             8    SHARED VOTING POWER

   OWNED BY                        5,939,140*

     EACH                -------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER
  REPORTING
                                   30,000
    PERSON
                         -------------------------------------------------------
     WITH                 10   SHARED DISPOSITIVE POWER

                                   5,939,140*

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,013,172*

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.0**

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IN

---------- ---------------------------------------------------------------------

* Represents the aggregate number of shares of outstanding Common Stock beneficially owned by the Reporting Person and shares of Common Stock into which the Series B Preferred Stock and Notes beneficially owned by the Reporting Person are convertible as at June 26, 2002 and includes, in the case of row 11, 51,390 shares of Common Stock of which the Reporting Person is deemed to have beneficial ownership by virtue of Rule 13d-5(b)(1). The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would be convertible into an aggregate of 7,500,000 shares of Class A Common Stock. See
     Item 5.

** Represents percent of class outstanding, based on [12,029,225] shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding as at June 26, 2002, as represented by the Issuer to the Reporting Persons. The terms of the securities prohibit any single holder from exercising the right to convert any securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. If this restriction were not applicable, the securities would, as at June 26, 2002, be convertible such that, together with the shares of Class A Common Stock held by CGLH Partners I LP and CGLH Partners II LP, those entities own an aggregate of 7,500,000 shares of Class A Common Stock (55.2%).

               Pursuant to Rule 13d-2(a) of Regulation 13D of the general Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amends its Schedule 13D statement dated September 10, 2000, as amended on November 6, 2000 and May 10, 2002 (the "Original Statement"), relating to the shares of common stock, par value $.01 per share (the "Common Stock") of Interstate Hotels Corporation, a Maryland corporation (the "Company") as set forth herein. Capitalized terms used herein but not defined shall have the meanings set forth in the Original Statement.


ITEM 2.        IDENTITY AND BACKGROUND

Item 2 is hereby amended by deleting the fourth to last paragraph and substituting the following:

               "The Reporting Persons have entered into a Joint Filing Agreement, dated as of June 26, 2002, a copy of which is attached hereto as
Exhibit 1. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Exchange Act."

Item 2 is hereby further amended by deleting the final paragraph which reads "Schedule E, in the form attached hereto, is hereby added to this statement."


ITEM 5.        INTERESTS IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended by deleting the first three paragraphs of Item 5, paragraph (a), and substituting the following:

               "(a) The information contained in Items 11 and 13 of each of the cover pages to this Schedule 13D are incorporated herein by reference.

               Based on the information disclosed by the Company to the Reporting Persons, at the close of business on June 25, 2002 there were 5,527,585 shares of Class A Common Stock and 242,555 shares of Class B Common Stock issued and outstanding.

               Pursuant to the Securities Purchase Agreement, at the closing, the CGLH Partnerships acquired securities which are initially convertible into shares of Common Stock at a conversion price of $4.00 per share.

               Pursuant to the Voting Agreement described in Item 6, on June 26, 2002 the following conversions of the Company's convertible securities took place:

               (a) All of the shares of Preferred Stock not held by the CGLH Partnerships were converted by the holders thereof into a total of 562,500 shares of Class A Common Stock.

               (b) CGLH Partners I LP converted 499,990 shares of
Preferred Stock into 1,249,975 shares of Class A Common Stock.

               (c) CGLH Partners II LP converted $18,756,660 principal amount of Notes into 4,689,165 shares of Class A Common Stock.

               Following these converstions, CGLH Partners I LP holds 10 shares of Preferred Stock and CGLH Partners II LP holds a Note in the principal amount of $6,243,340, and in the aggregate, CGLH Partners I LP and CGLH Partners II LP and their affiliates own 6,013,172 shares of Class A Common Stock.

               The terms of the Notes and the Preferred Stock prohibit any single holder from converting such securities if the conversion would cause such holder and its affiliates or any group of which any of them is a member to have beneficial ownership of more than 49% of the Company's Common Stock after the conversion. Accordingly, as at June 26, 2002, the CGLH Partnerships do not have the right to convert the Notes and the Preferred Stock so that they beneficially own more than 5,939,140 shares of Common Stock. Absent this restriction, the Notes and Preferred Stock would be initially convertible so that they beneficially own aggregate of 7,500,000 shares of Common Stock, representing approximately 54.2% of the outstanding shares of Common Stock, and approximately 55.2% of the outstanding shares of Class A Common Stock after giving effect to the conversion. In addition, if all or part of the Notes and Preferred Stock are transferred to unaffiliated persons so that no single person and its affiliates would, upon conversion, own more than 49%, then 7,500,000 shares of Common Stock would be issuable upon conversion of the Notes and the Preferred Stock."


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended by deleting the paragraph which begins with the words "On May 1, 2002" and substituting the following paragraph:

"On May 1, 2002, the Company entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT") with MeriStar Hotels & Resorts, Inc. ("MERISTAR"), whereby the Company will merge with and into MeriStar with MeriStar surviving (the "MERGER"). The Merger Agreement is reproduced as an exhibit to a Schedule 14A filed by the Company on May 2, 2002. In connection with the Merger the Company and MeriStar requested, and the CGLH Partnerships agreed, to enter into two agreements, each dated May 1, 2002: (i) an Interstate Hotels Corporation Stockholder Voting and Conversion Agreement (the "VOTING AGREEMENT") between MeriStar and the signatories thereto, and
(ii) a Conversion Incentive Agreement among the Company and the CGLH Partnerships (the CONVERSION INCENTIVE AGREEMENT"). The Voting Agreement, as amended, and the Conversion Incentive Agreement, as amended, are each reproduced as exhibits to a Registration Statement on Form S-4 filed by MeriStar Hotels & Resorts, Inc. on June 4, 2002, and are incorporated herein by reference, and the following description of such agreements is qualified in its entirety by the full text of such agreements."

Item 6 is further amended by adding the following at the end thereof:

"On June 26, 2002 the Required Conversion took place and the Company paid to the CGLH Partnerships the agreed sum pursuant to the Conversion Incentive Agreement. The beneficial ownership information disclosed in this report incorporates effect of the Required Conversion."


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1         Joint Filing Agreement

                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 26, 2002


                                        CGLH Partners I LP


                                        By: /s/ Joseph J. Flannery
                                           --------------------------------
                                           Name: Joseph J. Flannery
                                           Title: Authorized Signatory



                                        CGLH Partners II LP


                                        By: /s/ Joseph J. Flannery
                                           --------------------------------
                                           Name: Joseph J. Flannery
                                           Title: Authorized Signatory



                                        LB Interstate GP LLC


                                        By: /s/ Joseph J. Flannery
                                           --------------------------------
                                           Name: Joseph J. Flannery
                                           Title: Authorized Signatory



                                        LB Interstate LP LLC


                                        By: /s/ Joseph J. Flannery
                                           --------------------------------
                                           Name: Joseph J. Flannery
                                           Title: Authorized Signatory



                                        PAMI LLC


                                        By: /s/ Joseph J. Flannery
                                           --------------------------------
                                           Name: Joseph J. Flannery
                                           Title: Authorized Signatory



                                        Property Asset Management Inc.


                                        By: /s/ Joseph J. Flannery
                                           --------------------------------
                                           Name: Joseph J. Flannery
                                           Title: Authorized Signatory



                                        Lehman ALI Inc.



                                        By: /s/ Joseph J. Flannery
                                           --------------------------------
                                           Name: Joseph J. Flannery
                                           Title: Authorized Signatory



                                        Lehman Brothers Holdings Inc.


                                        By: /s/ Joseph J. Flannery
                                           --------------------------------
                                           Name: Joseph J. Flannery
                                           Title: Authorized Signatory



                                        MK/CG GP LLC


                                        By: /s/ Donald E. Lefton
                                           --------------------------------
                                           Name: Donald E. Lefton
                                           Title: Authorized Signatory



                                        MK/CG LP LLC


                                        By: /s/ Donald E. Lefton
                                           --------------------------------
                                           Name: Donald E. Lefton
                                           Title: Authorized Signatory



                                        CG Interstate Associates LLC


                                        By: /s/ Donald E. Lefton
                                           --------------------------------
                                           Name: Donald E. Lefton
                                           Title: Authorized Signatory



                                        Continental Gencom Holdings, LLC


                                        By: /s/ Donald E. Lefton
                                           --------------------------------
                                           Name: Donald E. Lefton
                                           Title: Authorized Signatory



                                        KFP Interstate, LLC


                                        By: /s/ Mahmood Khimji
                                           --------------------------------
                                           Name: Mahmood Khimji
                                           Title: Authorized Signatory



                                        Grosvenor, LLC

                                        By: /s/ Mahmood Khimji
                                           --------------------------------
                                           Name: Mahmood Khimji
                                           Title: Authorized Signatory



                                        Quadrangle Trust Company (BVI) Limited
                                          as trustee of The Newlyn Trust

                                        By: /s/ Nicholas Lane
                                           --------------------------------
                                           Name: Nicholas Lane
                                           Title: Director



                                        KFP Holdings, Ltd.


                                        By: /s/ Mahmood Khimji
                                           --------------------------------
                                           Name: Mahmood Khimji
                                           Title: Authorized Signature




                                        Sherwood M. Weiser

                                        /s/ Sherwood M. Weiser
                                        -----------------------------------



                                        Donald E. Lefton

                                        /s/ Donald E. Lefton
                                        -----------------------------------



                                        Karim Alibhai

                                        /s/ Karim Alibhai
                                        -----------------------------------